Primero Mining Corp.

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON
WEDNESDAY, MAY 6, 2015

You are receiving this notification as Primero Mining Corp. (the “Company”) uses the notice and access model for the delivery of its information circular to its shareholders in respect of its annual and special meeting of shareholders to be held on Wednesday, May 6, 2015 (the “Meeting”). Under notice and access, instead of receiving paper copies of the Company’s management information circular for the year ended December 31, 2014 (the “Information Circular”), shareholders are receiving this notice with information on how they may access the Information Circular electronically. However, together with this notification, shareholders continue to receive a Proxy or voting instruction form (“VIF”), as applicable, enabling them to vote at the Meeting. This communication presents only an overview of the more complete proxy materials that are available to you on the internet. The use of this alternative delivery is more cost efficient and environmentally friendly as it will reduce paper use and mailing costs.

MEETING DATE AND LOCATION
WHEN:	Wednesday, May 6, 2015	WHERE:	Stikeman Elliott LLP
	10:30 a.m. (Toronto Time)		5300 Commerce Court West
199 Bay Street
Toronto, Ontario

SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON THE FOLLOWING MATTERS:

•	Election of Directors: To elect directors of the Company to hold office until the close of the next annual general meeting. See the section entitled “Election of Directors” in the Information Circular.

•	Appointment of Auditor: To appoint KPMG LLP as auditor of the Company to serve until the close of the next annual general meeting and to authorize the directors to fix the auditor’s remuneration. See the section entitled “Appointment of Auditor” in the Information Circular.

•	Directors’ Phantom Share Unit Plan: To approve the continuation of the Company’s Directors’ phantom share unit plan, dated for reference March 27, 2012. See the section entitled “Approval of Continuation of Directors Phantom Share Unit Plan” in the Information Circular.

•	Deferred Share Unit Plan: To approve a deferred share unit plan for key officers of the Company. See the section entitled “Approval of a Deferred Share Unit Plan” in the Information Circular.

•	Confirmation and Approval of Advance Notice Policy: To approve an ordinary resolution ratifying, confirming and approving the Company’s advance notice policy and authorizing an amendment to the Company’s articles related thereto.

Shareholders are reminded to view the Information Circular and other proxy materials prior to voting.

See the section entitled “Confirmation and Approval of Advance Notice Policy” in the Information Circular.

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Advisory Vote on Executive Compensation: RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the Company’s Circular delivered in advance of the 2015 annual general and special meeting of Shareholders. See the section entitled “Advisory Vote on the Company’s Approach to Executive Compensation” in the Information Circular.

•	Shareholder Proposals: To consider shareholder proposals. See “Schedule D” of the Information Circular.

Shareholders are reminded to view the Information Circular and other proxy materials prior to voting.

WEBSITES WHERE THE PROXY MATERIALS ARE POSTED

The Information Circular and other proxy materials can be viewed online under the Company’s profile at www.sedar.com; or on the United States Securities and Exchange Commission website at www.sec.gov; or at the Company’s website at www.primeromining.com/English/Investors/AGM

HOW TO OBTAIN PAPER COPIES OF THE PROXY MATERIALS

Shareholders may request to receive paper copies of the current proxy materials by mail at no cost to them. If you wish to receive paper copies of the proxy materials, please refer to the sections below. To ensure you receive the proxy materials in advance of the voting deadline and meeting date, all requests must be received no later than April 26, 2015.

Registered Shareholders: May request proxy materials by calling toll free, within North America – 1-866-962-0498 or, from outside North America – 514-982-8716 and entering your control number as indicated on your Proxy.

Beneficial (or Non Registered) Shareholders: May request proxy materials by calling toll-free at 1-877-619-3160.

Registered or Beneficial Shareholders may obtain paper copies of the proxy materials after the meeting date, by calling toll-free at 1-877-619-3160 or by emailing info@primeromining.com.

VOTING

Registered Shareholders are asked to return their proxies using the methods outlined on their proxy by the proxy deposit date noted on your proxy.

Beneficial (or Non Registered) Shareholders are asked to return their voting instructions using the methods set out on their VIF, at least one business day in advance of the proxy deposit date noted on the VIF.

Shareholders with questions about notice and access can call toll free at 1-877-619-3160